FOR IMMEDIATE RELEASE

CHARDAN 2008 CHINA ACQUISITION CORP. SETS RECORD DATE FOR ITS JANUARY 11, 2010
SHAREHOLDER MEETING TO APPROVE ACQUISITION

Tortola, British Virgin Islands – December 18, 2009 – Chardan 2008 China Acquisition Corp. (NASDAQ: CACA, CACAW, CACAU) ("Chardan"), which earlier announced that it had entered into definitive agreements to acquire a controlling interest in DAL Group, LLC ("DAL"), today announced that it has set December 23, 2009, as the record date for the special meeting at which Chardan’s shareholders will vote to approve the acquisition and related proposals.  Only shareholders of record as of the close of business on December 23 will be entitled to vote at the meeting

Chardan expects to file proxy materials providing detailed information on the transaction sometime during the week of December 23 and to mail the proxy to shareholders as soon as practicable thereafter.  Those proxy materials will also confirm the date, time and place of the meeting, which is tentatively scheduled to be held at 10 a.m. EST on January 11, 2010, at the offices of Chardan’s legal counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY  10154.  If Chardan’s shareholders approve the transaction, Chardan anticipates closing the transaction promptly after the meeting.

About Chardan

Chardan was formed in February 2008 for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, a controlling interest in an unidentified operating business.  Chardan’s offices are located at 1-502, Tayuan Diplomatic Office Building, Chaoyang District, Beijing 100060, Peoples Republic of China.  Additional information about Chardan is available in Chardan’s public filings available from the SEC website: (http://www.sec.gov).

Proxy Statement

In connection with the pending transaction, Chardan will file with the SEC a Form 6-K containing the Proxy Statement that provides information about the transaction and will be mailed to the shareholders of Chardan. The shareholders of Chardan are urged to read the Proxy Statement when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about DAL and Chardan and the proposed transaction. The final Proxy Statement will be mailed to shareholders of Chardan on a schedule that will ensure that they receive timely notice of the shareholder meeting to vote on the transaction. Chardan shareholders will be able to obtain the Proxy Statement and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan by directing a request to: Chardan 2008 China Acquisition Corp., c/o Chardan Capital, LLC, 402 W. Broadway, Ste. 2600, San Diego, CA Attn: Jane Linquist.

Chardan, DAL and the Company and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan shareholders in respect of the proposed transaction. Information regarding Chardan’s participants will be available in the Proxy Statement. Additional information regarding the interests of such participants will be included in the Proxy Statement.

Contact:

Kerry Propper
CEO
646-465-9088
kpropper@chardancm.com